CYMABAY THERAPEUTICS, INC.

7999 Gateway Blvd., Suite 130

Newark, CA 94560

(510) 293-8800

June 27, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christine Westbrook

RE:	CymaBay Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-217889

Ladies and Gentlemen:

CymaBay Therapeutics, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on June 29, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Very truly yours, CymaBay Therapeutics, Inc.

By:	/s/ Sujal Shah
Sujal Shah Interim President and Chief Executive Officer